Prospectus Supplement No. 2 (To Prospectus dated May 12, 2022)	Filed pursuant to Rule 424(b)(3) Registration No. 333-259514

This prospectus supplement updates, amends and supplements the prospectus dated May 12, 2022 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-259514). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K filed with the SEC on June 3, 2022, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

On June 2, 2022, the closing price of our Class A Common Stock was $4.59 per share and the closing price of our public warrants was $0.3638 per warrant.

Investing in our securities involves a high degree of risks. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 7 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 3, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): May 27, 2022
AgileThought, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-39157	87-2302509
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

222 W. Las Colinas Blvd. Suite 1650E, Irving, Texas	(971) 501-1140	75039
(Address of Principal Executive Offices)	(Registrant's telephone number, including area code)	(Zip Code)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, $0.0001 par value per share	AGIL	NASDAQ Capital Market
Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	AGILW	NASDAQ Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into a Material Definitive Agreement

Blue Torch Credit Facility

On May 27, 2022 (the “Closing Date”), AgileThought, Inc. (the “Company”) entered into a Financing Agreement (“Blue Torch Credit Facility”) by and among the Company, AN Global LLC, certain subsidiaries of the Company, as guarantors (the “Guarantors”), the financial institutions party thereto as lenders, and Blue Torch Finance LLC (“Blue Torch”), as the administrative agent and collateral agent.

The Blue Torch Credit Facility is secured by substantially all of the Company’s and the Guarantors’ properties and assets and provides for a term loan in an aggregate principal amount of $55.0 million and a revolving credit facility with an aggregate principal limit not to exceed $3.0 million at any time outstanding. On the Closing Date, the Company borrowed the full $55.0 million term loan under the Blue Torch Credit Facility. The loan was used to repay approximately $40.2 million of outstanding principal, interest and a portion of fees owed on the credit agreement (the “Monroe Credit Facility”) with Monroe Capital Management Advisors LLC (“Monroe”) and pay approximately $9.0 million of certain accounts payable and approximately $4.5 million in fees and expenses related to the Blue Torch Credit Facility. The remainder will be used for general working capital purposes.

The Company has agreed to make quarterly payments on the term loan of approximately $0.7 million starting December 31, 2023. The remaining principal balance under the term loan and any loans drawn under the revolving credit facility will be due on May 27, 2026, the maturity date. At any time and from time to time, upon written notice, the Company can prepay the principal of any revolving loan or term loan, in whole or in part, plus an Applicable Premium (as defined in the Blue Torch Credit Facility). The revolving credit facility also bears a 2.00% annual usage fee on the undrawn portion of the facility.

Subject to the terms and conditions of the Blue Torch Credit Facility, the loans shall bear interest on the principal amount thereof from time to time outstanding, from the date of such loan until repaid, at a rate per annum equal to Adjusted Term SOFR (three-month Term SOFR, plus 0.26161% per annum) plus the Applicable Margin (between 7.00% and 9.00%, depending on the Company’s leverage ratio). Interest on each loan shall be payable on the last day of the then effective interest period applicable to such loan and at maturity.

The Blue Torch Credit Facility contains customary conditions, representations and warranties, affirmative and negative covenants (including, without limitation, limitations on liens, restrictions on mergers, consolidations, and sales and leverage ratio) and events of defaults for agreements of this type, subject to customary exceptions and thresholds.

The lenders may accelerate the loans and all other obligations under the Blue Torch Credit Facility following an event of default as set forth in the Blue Torch Credit Facility.

The foregoing description of the Blue Torch Credit Facility does not constitute a complete summary of the financing agreement and is qualified by reference in its entirety to the full text of the Blue Torch Credit Facility filed herewith.

Monroe Credit Facility and Equity Issuance Agreement

As noted above, the Company used approximately $40.2 million of the term loan borrowed pursuant to the Blue Torch Credit Facility to pay the outstanding principal, interest and a portion of fees owed on the Monroe Credit Facility. Approximately $3.5 million in fees remain payable to Monroe on or before May 25, 2023 (the “Outstanding Fees”).

As previously disclosed, the Company agreed to issue warrants (the “First Lien Warrants”) to Monroe or its affiliates to purchase $7.0 million worth of Class A Common Stock on the date the Monroe Credit Facility is paid in full and issued 4,439,333 shares of Class A Common Stock to Monroe on December 29, 2021 (the “First Lien Shares”) pursuant to an Equity Issuance Agreement (the “Equity Issuance Agreement”), dated December 28, 2021, between the Company and Monroe. In connection with the repayment of the Monroe Credit Facility and the extension of the payment date for the Outstanding Fees, the Company agreed to issue the First Lien Warrants upon the earlier of the payment of the Outstanding Fees and August 29, 2023. In addition, the Company and Monroe entered into an amendment (the “Monroe Amendment”) to the Equity Issuance Agreement on the Closing Date pursuant to which Monroe returned 2,423,204 First Lien Shares to the Company and will retain 2,016,129 First Lien Shares. Beginning on August 29, 2022, Monroe may sell the remaining First Lien Shares and apply 100% of the net proceeds to the Outstanding Fees payment obligation. Upon payment in full of the Outstanding Fees, Monroe shall return to the Company any of the remaining First Lien Shares that have not been sold.

The foregoing descriptions of the First Lien Warrants, Equity Issuance Agreement and Monroe Amendment do not constitute complete summaries of such documents and are qualified by reference in their entirety to the full text thereof filed herewith.

Second Lien Credit Facility and Intercreditor Agreement

On the Closing Date, the Company entered into a Third Amendment (the “Third Amendment”) to the credit agreement dated November 22, 2021 by and among AT, AN Extend, S.A. de C.V., AN Global LLC, certain other loan parties party thereto, the various financial institutions party thereto, GLAS USA LLC and GLAS Americas LLC (the “Second Lien Facility”).

The Third Amendment ratified the Second Lien Facility and replaced references to the Monroe Credit Facility with the Blue Torch Credit Facility.

In addition, Blue Torch, as administrative agent and collateral agent for the Blue Torch Credit Facility, entered into a new Subordination and Intercreditor Agreement (the “Intercreditor Agreement”), dated the Closing Date, with GLAS USA LLC and GLAS Americas LLC, as administrative agent and collateral agent for the Second Lien Facility, on substantially the same terms as the existing subordination and intercreditor agreement with respect to the Monroe Credit Facility.

The foregoing descriptions of the Third Amendment and the Intercreditor Agreement do not constitute complete summaries of such documents and are qualified by reference in their entirety to the full text of thereof filed herewith.

Item 1.02 Termination of a Material Definitive Agreement

On May 27, 2022, the Company terminated the Monroe Credit Facility and all related obligations, other than obligations that remain with respect to the Outstanding Fees, First Lien Warrants and First Lien Shares, as described in Item 1.01 above, which information is incorporated by reference into this Item 1.02.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

On May 27, 2022, the Company entered into the Blue Torch Credit Facility described in Item 1.01 above, which information is incorporated by reference into this Item 2.03.

Item 9.01. Financial Statements and Exhibits

(d) Exhibit(s).

Exhibit Number	Exhibit Description
4.1	Form of First Lien Warrants (incorporated by reference to Exhibit 4.4 of the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2022)
10.1+
Blue Torch Financing Agreement, dated May 27, 2022, by and between AgileThought, Inc., and AN Global LLC, the financial institutions party thereto as lenders, and Blue Torch Finance LLC as administrative agent and collateral agent

10.2
Equity Issuance Agreement, dated December 28, 2021, between the Company and Monroe Capital Management Advisors, LLC, in its capacity as Administrative Agent (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on December 30, 2021)

10.3	Amendment to Equity Issuance Agreement, dated May 27, 2022, between the Company and Monroe Capital Management Advisors, LLC, in its capacity as Administrative Agent
10.4+
Third Amendment to the Credit Agreement, dated May 27, 2022, by and among AT, AN Extend, S.A. de C.V., AN Global LLC, certain other loan parties party thereto, the various financial institutions party thereto, GLAS USA LLC and GLAS Americas LLC

10.5	Subordination and Intercreditor Agreement, dated May 27, 2022, by and between Blue Torch Finance LLC, GLAS USA LLC and GLAS Americas LLC
104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the Inline XBRL document).
+	The schedules and exhibits to this agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 3, 2022

AGILETHOUGHT, INC.

By:	/s/ Amit Singh
Amit Singh
Chief Financial Officer